SembCorp Industries

03 JAN 28 AM 7:21

Rule 12g3-2(b) File No. 825109

16 January 2003

03003383

PROCESSED

FEB 0 3 2003

THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**SembCorp Industries Ltd**
**Rule 12g3-2(b) file No. 825109**

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 1/30

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp...

MASNET No. 18 OF 16.01.2003
Announcement No. 18



**SEMBCORP INDUSTRIES LTD**

## Notification Pursuant To Rule 704(11) of The Listing Manual

### NOTIFICATION PURSUANT TO RULE 704(11) OF THE LISTING MANUAL

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, we confirm that, as far as to our knowledge, as at todate, none of the persons holding managerial positions in the Company is a relative of a Director or Chief Executive Officer or Substantial Shareholder of the Company.

Linda Hoon Siew Kin
Group Company Secretary

January 16, 2003

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 16/01/03 to the SGX